                                                Filed Pursuant to Rule 424(b)(3)

                             A.B. WATLEY GROUP INC.
                                   PROSPECTUS
                               2,141,786 SHARES OF
                                  COMMON STOCK

         Of the shares of common stock being offered, 141,786 are being offered by the selling stockholders identified on page 27 and are being registered for resale. We will not receive any proceeds from the sale of the shares by the selling stockholders. However, we will receive the proceeds upon the exercise for cash of the stock purchase warrants held by the selling stockholders.

         The remaining 2,000,000 shares may be issued through a common stock purchase agreement with Seacrown Limited, as further described in this prospectus. The number of shares of common stock which may be issued through the common stock purchase agreement would constitute approximately 23.7% of our issued and outstanding common stock as of August 8, 2000. We will receive the sale price of any common stock that we sell through the common stock purchase agreement and Seacrown Limited may resell those shares pursuant to this prospectus.

         Seacrown Limited is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales.

Investing in the common stock involves risks. See Risk Factors beginning on page 2.

         Our common stock is traded on the Nasdaq National Market under the symbol ABWG. On September 5, 2000, the closing price of our common stock as reported on the Nasdaq National Market was $15.94

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is September 6, 2000.

                              AVAILABLE INFORMATION

         We have filed with the SEC the registration statement on form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to our company and the securities offered hereby, reference is hereby made to the registration statement and to the exhibits filed as a part thereof. Statements contained in this prospectus regarding the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement, and each such statement is hereby qualified in its entirety by such reference. The registration statement, including all exhibits thereto, may be inspected without charge at the principal office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the commission's regional offices located in New York, New York and Chicago, Illinois. Copies of such materials may also be obtained from the Public Reference Section of the commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon the payment of prescribed fees. Please call the commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, registration statements and certain other filings made with the commission through its Electronic Data Gathering, Analysis and Retrieval systems are publicly available through the commission's site on the World Wide Web located at http://www.sec.gov. The registration statement, including all exhibits and schedules thereto and amendments thereof, has been filed with the commission through the Electronic Data Gathering, Analysis and Retrieval system.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The commission allows us to "incorporate by reference" the information we file with the commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the commission:

         (1) our Annual Report on Form 10-KSB for the year ended September 30, 1999;

         (2) our Quarterly Report on Form 10-QSB for the quarter ended December 31, 1999, for the quarter ended March 31, 2000 and for the quarter ended June 30, 2000; and

         (3) the description of the common stock contained in our registration statement on Form 8-A dated April 14, 2000.

         We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

         We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to A.B. Watley Group Inc., Att: Investor Relations, 40 Wall Street, New York, New York, telephone number 212-422-1664.

         Unless otherwise indicated, references to "we", "us" and "our" refer to A.B. Watley Group Inc., a Delaware corporation, and its subsidiaries. Our common stock, par value $.001 per share, is referred to in this prospectus as the "common stock."

                           FORWARD LOOKING STATEMENTS

         This prospectus contains certain statements that may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based on certain assumptions and assessments made by management of the company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this prospectus are also subject to a number of material risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting our company's operations, markets, services and prices, and other factors discussed in our company's filings under the Securities Act and the Exchange Act. Prospective investors are cautioned that such forward-looking statement are not guarantees of future performance and that actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

                                  RISK FACTORS

         Although we are optimistic that we will be able to continue our substantial growth and strengthen our position in the online and electronic trading of securities, we also acknowledge that our business and this industry in general are subject to a number of risks and uncertainties, which could adversely affect future results. Among these are:

         1. Competition In The Online And Electronic Brokerage Business Is Increasing. Not only are we faced with competing with the traditional electronic trading firms, such as E*Trade and E-Schwab, as well as smaller sized competitors, but we are also faced with the entry of new firms, including traditional brokerage firms such as Merrill Lynch, and the emergence of giants, such as Goldman Sachs & Co., as a sponsor or joint venturer of e-commerce brokerage firms and electronic communications networks. We will continue to compete based upon what we perceive as the excellence of our trading systems, the skills of our customer service personnel, the breadth of information and other services provided, attractive pricing of our services and maintenance and upgrade of our technology. Although added competition has also served to

                                       2
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increase the overall market for this type of brokerage service, the increased competition also places more pressure on us in our competitive efforts, including a need to increase our marketing efforts, which is already underway.

         2. We Are Expanding Rapidly And Need To Properly Manage Our Increased Infrastructure. The expansion of our business has led us to increase our systems and personnel. These must be managed efficiently and places additional burdens upon executive management.

         3. We Must Maintain Our Access To The Most Improved Technology. Technological changes continue in the electronic commerce field generally and in our segment of online brokerage. We must keep pace with these technological developments by a combination of licensing and developing software, to be able to continue to provide what we regard as highly efficient and attractive services and systems for our accounts. Although we have recently commenced placing some of our clients onto our proprietary direct access trading platform, we do not have results as to client satisfaction and performance of this platform. The potential lack of acceptance by our clients poses an additional risk and could be detrimental to our company.

         4. Our Industry Faces Substantial Regulatory Supervision. We, as well as all members of the U.S. securities brokerage industry, are regulated by the NASD and SEC. These supervisory bodies have tended to increase the intensity of their regulatory efforts, particularly with respect to the online trading industry. Additional regulations have been proposed, from time to time, dealing with the suitability of online trading and broker supervision of accounts. All these place a greater burden on the conduct of our electronic and online brokerage business.

         5. Our Proposed Conversion To Self-Clearing Operations Subjects Us To Additional Risks. Although self-clearing will allow us to theoretically increase the profitability of our operations, it will also place additional burdens upon managing our business. We will collect dividends and interest on securities held in nominee name and make the appropriate credits to our clients' accounts. We will also facilitate exercise of subscription rights on securities held for our clients. We will arrange for the transmittal of proxy and tender offer materials and issuer reports to our clients.

         Self-clearing operations, especially where conducted by firms such as ours, without significant prior experience, involve substantial risk of losses due to clerical errors related to the handling of client funds and securities. We have attempted to mitigate this risk by hiring, from a large competitor, as a senior officer someone who has extensive experience in the senior management of self-clearing operations and conversions to self-clearing. Errors in the clearing process also may lead to civil liability for actions in negligence brought by parties who are financially harmed as a result of these errors. Clearing operations have accounted for a significant portion of our cost of services. Our failure to perform self-clearing operations accurately and cost-effectively could have a material adverse effect on our business, financial condition and operating results.

         6. The Sale of Common Stock Pursuant To The Equity Line Of Credit May Substantially Dilute The Interests Of Other Security Holders. The shares issuable to Seacrown Limited pursuant to the equity line of credit will be issued at a 6% discount to the average daily price of our common stock. Accordingly, the shares of common stock then outstanding will be diluted. Depending on the price per share of our common stock during the eighteen month period of the equity line of credit, we may need to register additional shares for resale to access


                                       3
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the full amount of financing available, which could have a further dilutive effect on the value of our common stock.

         7. The Sale Of Material Amounts Of Our Common Stock Could Reduce The Price Of Our Common Stock And Encourage Short Sales. As we sell shares of our common stock to Seacrown Limited pursuant to the equity line of credit and then Seacrown sells the common stock, our common stock price may decrease due to the additional shares in the market. As the price of our common stock decreases, and if we decide to draw down on the equity line of credit, we will be required to issue more shares of our common stock for any given dollar invested by Seacrown, subject to a designated minimum put price specified by us. This may encourage short sales, which could place further downward pressure on the price of our common stock.


                                   THE COMPANY

         We are a financial services company which owns A.B. Watley, Inc., a registered securities broker-dealer and member of the National Association of Securities Dealers, Inc. We provide real-time online financial brokerage services and comprehensive information about the securities markets through our proprietary trading systems, UltimateTrader(R) and WatleyTrader(TM). Watley has received favorable industry recognition, ranking fourth in Dow Jones Business Director's recent survey of Internet brokers and eighth in Gomez Advisors' ranking of Internet brokers. In addition, Watley was ranked sixth in Barron's annual ranking of online brokers published in March 2000.

         Our company was incorporated in May 1996 under the laws of the State of Delaware. Watley was organized in December 1958 under the laws of the State of New York. In January 1997, we acquired all of the outstanding capital stock of Watley.

Industry Overview

         Our industry has recently experienced a series of changes, led by electronic and online commerce, which has created market opportunities for us and other similarly situated brokerage firms. These favorable market trends include:

The Emergence of Electronic and Online Commerce.

         Internet and online services have provided organizations and individuals with innovative ways of conducting business. With the emergence of the Internet as a globally accessible, fully interactive and individually addressable communications and computing medium, companies that have traditionally conducted business in person, through the mail or over the telephone are increasingly utilizing electronic commerce. Increased use of credit cards, automated teller machines, the incidence of electronic funds transfers and online banking and bill paying has automated, simplified and reduced the costs of financial transactions for consumers, businesses and financial institutions.



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         Consumers have shown a strong preference for transacting various types of business electronically, such as paying bills, buying insurance, booking airline tickets and trading securities, rather than in person or over the telephone. These transactions are being streamlined through online commerce and can now be performed directly by individuals virtually anywhere at any time. Consumers have accepted and even welcomed self-directed online transactions because these transactions can be faster, less expensive and more convenient than transactions conducted through a human intermediary.

The Development of Online Brokerage Services.

         In the past, individual investors could access the financial markets only through a full-commission broker, who would offer investment advice and place trades. With the deregulation of brokerage commissions in 1975 and the resulting unbundling of brokerage services, investors began to realize that they could separate financial advisory services from securities trading. This brought about the advent of discount brokerage firms, which provide an alternative investment approach by completing trades at a reduced cost.

         With the emergence of electronic brokerage services, investors are being given the ability to further unbundle the costs associated with the human interaction required by full-commission and traditional discount brokerage firms. By requiring personnel to handle each transaction, most traditional brokerage firms restrict their clients' access to trading and information to the availability of the person processing the transaction. In addition, although full-commission and discount brokerage firms are able to offer electronic trading services, their continued reliance on personnel, branch offices and the associated infrastructure for a major part of their business prevents them from reducing their cost structure to the lower price points achievable through electronic trading.

         We believe that the increased presence of automated teller machines, the growth of discount brokerage firms, increasing utilization of the Internet to access a wide range of financial services, and a variety of other indicators evidence a shift in demographics that is fundamentally altering the way consumers manage their personal financial assets. Based on consumer feedback and the rapid acceptance by consumers of online transactions, we also believe that consumers are increasingly taking direct control over their personal financial affairs, not only because they are now able to do so, but also because they find it more convenient and less expensive than relying on financial intermediaries.

         As investors obtain even more access to investment information, we believe, based upon our experience in the industry, they will desire greater control over their financial decisions and seek alternative ways to invest more conveniently and cost-effectively and with less interaction with brokers and other financial services professionals. Based upon our experience in the industry, we believe that this trend has created a growing opportunity to provide online trading services, such as UltimateTrader and WatleyTrader, that are easy to access, easy to use, cost-effective and secure.

The Growing Market for Active Traders, Active Investors and Online Brokerage Services.

         Active trading is dependent upon liquidity, i.e., the ability to buy or sell stock at any given time. Until recently, liquidity was primarily provided by Nasdaq, The New York Stock Exchange and an alternative trading system called Instinet. However, the liquidity on Instinet was available only to institutional clients and certain brokerage firms.

         In 1996, the SEC adopted rules which brought about sweeping changes in the structure of the over-the-counter market and were very beneficial for us and our clients, as well as to public companies and their shareholders. These rules, known as the order handling rules, permitted the creation and operation of electronic communication networks, open broadcasting systems that allow anyone with a connection to the network to see all the bids and offers posted into the system for any Nasdaq traded security. The order handling rules require market makers to display certain limit orders in their quotations or to send those orders to an electronic communication network for display. The increased regulatory emphasis on enforcing compliance with the duty of brokers to obtain the best execution for their clients has fostered the growing importance of electronic communication networks, which provide an ever-increasing source of liquidity in the over-the-counter market.

         Based upon our experience in the industry, we believe that this regulatory environment and the increased availability of information to individual investors on a real-time basis, together with advances in Internet, networking and communications technologies, has created investing opportunities for active traders and active investors and market opportunities for online brokerage services.

         Online trading is the fastest growing segment of the brokerage industry and is expected to grow significantly. The evolution of the Internet has fundamentally changed the way in which many investors manage their financial affairs. The speed, convenience, choice, cost savings and information that the Internet offers as an investment tool has driven investor assets online. We anticipate a continuation in this trend as evidenced by research released by Forrester Research and IDC. These independent research firms project that total U.S. assets managed online will reach $3.1 trillion in 2003, up from $325 billion at the end of 1998. During that period, the number of online accounts is estimated to roughly quadruple, to over 20 million. Also, the percentage of all investors who invest online is expected to grow to 30% from roughly 10% today. Meanwhile, according to The Industry Standard, within the past four years online trades as a percent of total trading volume have gone from less than 1% to 14% of all stock orders and 30% of the volume on Nasdaq and the NYSE. According to one industry analyst, the online trading volume could represent 50% of all trades over the next three years.


Strategy

         Our strategy, which has been accelerated since our initial public offering in April 1999, is to capitalize on perceived opportunities arising from the expanding online trading market by:



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o        Targeting active traders and other active investors. We believe that
         UltimateTrader is well positioned to satisfy their requirements. We have established low rates and offer a broad range of supplementary information and data for these persons.

o Expanding our marketing efforts for our online brokerage service. We are aggressively marketing UltimateTrader by targeting active traders through print, online, television, radio and other advertisements. Our advertising efforts include advertisements in financial publications and various other regional and national publications that have a demographic similar to our target market. We are also advertising and promoting UltimateTrader through Internet website and banner advertisements and other media. Our marketing campaign has accelerated throughout fiscal year 2000, especially during the 3rd quarter. Our continued investment in the content and services provided via our Internet site and the WatleyTrader service has earned strong rankings for our company in several major industry surveys such as #8 in the Gomez Advisors Review and #6 in Barron's. Such rankings have given us very valuable publicity and strengthened our brand in a very competitive marketplace.

o        Expanding our network infrastructure and client support capabilities.
         We are expanding our network infrastructure and client support capabilities, to better service an increasing client base. Our internal computing needs require ongoing investments in our network and server infrastructure. During fiscal year 2001, we also intend to establish off-site back-up communications centers or hot sites in New York and Texas to mirror the primary location to ensure continued operations in the event of a systems failure at our primary location.

o Improving our third-market institutional sales desk. We are continuously seeking to improve our technical expertise and apply new technologies to more effectively provide these services. Additionally, we have hired additional associates to expand the number of institutions we service and the number of securities we cover for this market.

         In addition, we intend to expand our operations by:

o Converting to self-clearing operations. Based upon an internal cost/benefit analysis we believe that performing these operations internally will reduce our operating cost and provide us the opportunity to receive expanded revenues from margin transactions with our clients. We have completed this review and are seeking to hire the appropriate staff to build and manage our own clearing department. We have hired a new senior officer from a very large competing firm who has over 12 years of experience in managing self-clearing operations and conversions to self-clearing. We have identified and are seeking to obtain, by internal development or third party license, the requisite software systems and computer hardware to convert to self-clearing operations in the not too distant future. However, we may decide not to convert to self-clearing operations and to utilize our resources elsewhere.



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         Offering online services in foreign markets. We have started to provide electronic execution services for foreign institutions and their clients for transactions in U.S. securities markets and to arrange for foreign institutions to provide for these services for our clients in foreign markets. We are pursuing these relationships in the Far East and Europe, with the goal of an eventual global securities presence.

Ultimate Trader

         We designed UltimateTrader by uniquely integrating third-party market data and order entry software with our proprietary networking systems to create a proprietary trading system.

         Since UltimateTrader is a client-server application, it is not restricted by the limitation of HTML, the primary programming language of the worldwide web. With trading systems which use HTML, displayed data remains static until a query is repeated. In contrast, UltimateTrader delivers and automatically updates a continuous, dynamic stream of live market data to the client's screen.

         UltimateTrader provides our clients access to comprehensive information on stocks, market, indices, mutual funds, news and options. UltimateTrader clients are able to access bid and ask prices, charts, research and over 170 other types of information for any listed or Nasdaq traded stock, as well as the ability to establish and track their securities, cash and margin positions on a real-time basis. Our clients can arrange the display and configuration of data on their computer screens using a menu and tool bar, which are generally utilized in the Windows operating system. Different computer screen arrays or pages can be built to suit the users personal requirements.

         UltimateTrader clients can execute trades with a few simple mouse clicks or keystrokes. UltimateTrader clients can route trades directly to the exchanges, the Nasdaq Market Maker System, a specific market maker or an electronic communication network. As a result, we believe trades can be executed more quickly than if the trade is routed through a third market firm or an online brokerage firm's trading desk, as is the case with a number of other trading systems. The order entry section can be preset for size and type of order. The client can use a mouse to click the bid or ask price of a security and either close out an open position or add to an existing one. If the user clicks the bid or ask price of the security, the order screen will appear pre-configured to buy or sell.

         Once an order is entered, UltimateTrader sends the order to the exchange selected in less than two seconds from virtually anywhere in the world. Typical executions for market orders entered via Ultimate Trader range from 2 seconds to 10 seconds depending on market conditions. These significant savings in time have tremendous value to a client who is trying to trade in markets characterized by rapidly changing prices.

         Speed of order execution is also affected by how an order is routed. UltimateTrader clients are able to route their orders directly to the exchanges, such as the New York Stock Exchange, American Stock Exchange, Nasdaq Stock Market, Inc. and Chicago Board Options

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Exchange. Most other retail online trading systems route orders to a third-market firm or the online broker's trading subsidiary, which in turn routes the orders to the market.

         Clients can also elect to route trades to our Watley trading desk for efficient execution. Our Watley trading desk consists of registered representatives who are available to assist our clients.

         UltimateTrader clients may place bids or offers onto an electronic communication network which will also appear in the Nasdaq Market Maker Level 2 screen with the corresponding price and size of the order. This gives our clients an advantage in attempting to execute orders in between the bid and asked prices of Nasdaq securities.

         To direct an order to a specific market maker or electronic communication network, our clients double click on the market maker or ECN and mark their order entry screen with this preference. The SelectNet preference button is useful when our clients wish to execute orders for more than 1,000 shares of a security.

         UltimateTrader clients can select from two different service levels, UltimateTrader Free and UltimateTrader Pro. The number of UltimateTrader Free customers has grown rapidly since this service was introduced approximately nine months ago.

         The following table sets forth the features offered for UltimateTrader Free and Pro Service Level:


     Ultimate Trader Features                  Free                   Pro

     Dynamic Updating Quotations                X                      X

     Unlimited Customized Pages                 X                      X

     Electronic Execution                       X                      X

     Buying Power                               X                      X

     Board View Portfolio Minder                X                      X

     Position Minder                            X                      X

     Scrolling Tickers                                                 X

     Alarms                                                            X

     Snap Quotes                                                       X

     Market Minder                                                     X

     Hot Key                                    X                      X

     MultiQuotes                                                       X

     Charts with Technical Studies                                     X

     Nasdaq Level II Data                       X                      X

     Color Coded Market Maker Screens                                  X

     Time and Sales                             X                      X


Following is a description of each of the UltimateTrader features we offer:

         o Dynamic Updating Quotations - displays real time changes in prices and markets as they occur.

         o Unlimited Customized Pages - allows clients to create computer screen layouts to their preference with their data and to scroll freely among these pages.

         o Electronic Execution - provides direct electronic access to various exchanges and markets for rapid routing of execution of trades.

         o Buying Power - allows clients to view current buying power, the value of the account as of the trading day's business morning.

         o Board View Portfolio Minder - used to create computer windows with comprehensive price and other data relating to a number of different securities.

         o Position Minder - serves as a portfolio monitor and displays existing open positions as well as the status of pending orders.

         o Scrolling Tickers - displays price and trading volume information for the symbols that a client chooses on a live basis. The quotes will move through the ticker window as the server receives them.

         o Alarms - alerts clients by an audio or visual pop-up when target criteria have been met for a specified security.

         o Snap Quotes - displays detailed information about individual symbols.

         o Market Minder - a fully configurable quote screen that can display virtually any information about the security selected by the client.

         o Hot Keys - the ability to execute/cancel trades with a simple keystroke.

         o        MultiQuotes - displays prices and fundamentals for any symbol.

         o Charts with Technical Studies - allows clients to view live, dynamically updating, real-time intraday chart data and historical information for stocks, option or indices.

         o Nasdaq Level II Data - continuously updated display of market maker and electronic communication network current prices and changes.

         o Color Coded Nasdaq Market Maker Screens - designed to visually display, by a special color on the screen, upward and downward trends in recent trades in a security.

         o Time and Sales - reflects last and cumulative trades, prices and aggregate daily volume in a security.


         Our fee schedule for clients subscribing to UltimateTrader Free is as follows:

                                                               Monthly Fees for
Number of Trades Per Month          Transaction Charges         Real Time Data
--------------------------          -------------------         --------------
1-9 trades per month                      $23.95                     free
10-24 trades per month                    $22.95                     free
25-49 trades per month                    $20.95                     free
50-99 trades per month                    $19.95                     free
100-199 trades per month                  $18.95                     free

         Our fee schedule for clients subscribing to UltimateTrader Pro is as follows:

                                                               Monthly Fees for
Number of Trades Per Month          Transaction Charges         Real Time Data
--------------------------          -------------------         --------------
1-9 trades per month                      $23.95                     $300
10-24 trades per month                    $22.95                     $250
25-49 trades per month                    $20.95                     $200
50-99 trades per month                    $19.95                     free
100-199 trades per month                  $18.95                     free


Dow Jones News Service is an optional service priced at $95.00 per month.

         Watley's fee for an exchange listed security in excess of 2,000 shares or a Nasdaq listed security in excess of 10,000 shares incur a surcharge of $.01 per share and a commission of $.01 per share on the entire order. We also charge an additional fee for executing on an electronic communication network or SelectNet, substantially all of which is forwarded to the owner or operator of that system.

         Optional Services. We offer a vast array of optional services to UltimateTrader clients. Among these are the Dow Jones News Service and various charting and market trading services. The Dow Jones News Screen provides continuously updating real-time news in a scrolling format, including: breaking news; corporate announcements; interviews; industry news; market reports; economic and political developments; hot stock alerts; and international events.

         With Dow Jones News and a number of other services, we invoice the client directly as part of their monthly bill and remit the special charges to the vendor supplying these services, while retaining approximately 15% of the charge as our fee.

         UltimateTrader has accounted for most of our retail customer account revenues in the past year and we anticipate this to continue in the future. During our fiscal year ended September 30, 1999, we derived approximately 71% of our total revenues from UltimateTrader clients.


WatleyTrader


         WatleyTrader is our web-based Internet brokerage service which we designed for active investors who execute trades online and use online services to gather information about the securities markets. WatleyTrader provides comprehensive information on stocks, markets, indices, mutual funds, news and options in a live format for free. WatleyTrader clients can place trades, obtain quotes, order research and check account balances and portfolio valuations online or through our automated touch-tone phone system, 24 hours a day. The electronic order system for the WatleyTrader directs orders to the Watley Desk for execution. WatleyTrader client orders are entered, processed and confirmed electronically.

         WatleyTrader targets price sensitive investors and competes directly with E*Trade, Charles Schwab and other online brokerages. The basic fee schedule for the WatleyTrader is a transaction charge of $9.95 per order with an additional $14.00 fee for trades made by telephone. Orders of more than 5,000 shares bear a commission of $.01 per share for the entire order.

         During our fiscal year ended September 30, 1999, approximately 3% of our revenues originated from WatleyTrader clients.


Third Market Institutional Sales Desk

         Watley's third-market institutional sales desk specializes in facilitating and/or executing large-block transactions in approximately 500 thinly traded equity securities. These services are provided to clients who often require that their purchases or sales of large positions remain anonymous. We match buyers and sellers to execute off-exchange transactions to minimize the impact on the market and prevent our client's positions from being disclosed to competing firms. Our third-market institutional sales clients include mutual and pension funds, insurance companies, banks, corporations and independent fund managers. Approximately 22% of our revenues for our fiscal year ended September 30, 1999 were derived from the institutional trading desk.


Client Services

         Client services for all levels of online service, including trading, administrative, and technical support, are among our highest priorities. Based on our experience in the industry and client feedback, we believe that providing an effective client service team to handle client needs is critical to our success. Our Client Service department helps clients get online, handles product and services inquiries and addresses all brokerage and technical questions. The Client Service department also conducts various surveys to verify the satisfaction of our clients and to learn more about client preferences and requirements.

         Live client support is available 12 hours a day from 8:00 AM to 8:00 PM EST Monday through Friday. Our Client Service department operates on a one-stop shopping basis, meaning that clients do not typically have to be transferred between departments to receive answers to their inquiries. We currently employ seventeen Client Service personnel (inclusive of management), all of whom are registered representatives and are available to accept and execute client orders, research past trades, discuss account information, and provide detailed technical support. A separate technical support team helps clients with particularly serious or persistent technical issues.

         In order to provide professional and efficient client support, we have purchased and implemented client relationship management (CRM) and computer telephony integration (CTI) software. CRM databases are updated with each client contact to track Client Service calls. A separate internal database tracks trading patterns, changes in customer balances and compliance issues. Both databases are used to generate periodic reports for management. Client Service associates access the latest product and account information through CRM and customer account databases.

         During the second quarter of fiscal year 1999, we launched online support and chat services for our clients. This service currently offers an online, indexed UltimateTrader user manual and chat area. The chat area offers clients the ability to query and chat with Client Service associates in real-time. Our goal with respect to the provision of online support and chat services is to create a sense of virtual community among prospective and existing clients and between our company and our clients. We also upgraded our online support capabilities through a recently acquired online chat support software package.

         We plan to create a VIP Client Service team to service our most active online clients. By providing client support for all issues on an account manager basis, we intend for the VIP team to offer much more individualized service on a prioritized basis. We believe that providing highly prioritized, personalized and professional client support, especially for our niche market high volume clients, will further differentiate our products and services from those of our competitors.

Operations

Clearing and Order Processing

         Watley does not hold any funds or securities of its clients nor does Watley generally execute and process directly either its own or its clients' securities transactions. Since October 1996, Watley has cleared all transactions for its clients, on a fully disclosed basis, with Penson Financial Services, Inc. for retail accounts and Weiss, Peck & Greer, L.L.C. for institutional accounts.

         Watley's agreement with its clearing brokers provide that the clearing brokers process all securities transactions for Watley's account and the accounts of Watley's clients for a fee. Services of the clearing brokers include billing and credit control and receipt, custody and delivery of securities, for which we pay a per ticket charge. Watley has agreed to indemnify and hold the clearing brokers harmless from certain liabilities or claims, including claims arising from the transactions of its clients, which could be material in amount. Watley's clearing agreements may be terminated by either party, upon 60 days' written notice for Penson Financial Services, Inc., and 30 days prior written notice for Weiss, Peck & Greer, L.L.C. Watley depends on the operational capacity and the ability of the clearing brokers for the orderly processing of transactions. By engaging the processing services of clearing brokers, however, Watley is exempt from certain capital reserve requirements imposed by federal laws.

         Clients' securities transactions are effected on either a cash or margin basis. In connection with margin transactions, credit is extended to a client, collateralized by securities and cash in the client's account, for a portion of the purchase price. The client is charged for margin financing at interest rates based on the brokers call rate plus an additional amount of up to 1.75%. The brokers call rate is the prevailing interest rate charged by banks on secured loans to broker-dealers.

         Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve system. Margin lending subjects us to the risk of a market decline that would reduce the value of our collateral below the client's indebtedness before the collateral can be sold. Under applicable rules, in the event of a decline in the market value of the securities in a margin account, the client is required to deposit additional securities or cash in the account.


Network Infrastructure

         Our network consists of a series of servers, routing and Internet-networking equipment, workstations, software support cluster, and firewall management systems. This creates a global connection to our intranet, so that any computer that can connect to the Internet can connect to our system.

         Any individual with a personal computer who has a connection to the Internet and has Windows compatible software can subscribe to UltimateTrader. Once an account is opened, the client downloads UltimateTrader software and is given a unique user name and password. The client then logs onto the UltimateTrader system and is connected to our market data servers and to one of our order servers.

         Our network is accessed by electronic messaging. A message is sent to Watley's network via the client's Internet service provider. In order to access Watley's network, this message first passes through a firewall and web shield. The firewall only allows appropriate Internet traffic into the network. The web shield prevents virus-infected files or messages from reaching the network. Once the message has passed through the firewall and web shield, a permission server qualifies the client. Once the permission server allows the client to establish a connection to the UltimateTrader system, the connection between the client and server is maintained until the client requests it be terminated or until the UltimateTrader system determines that the connection is no longer efficient or is inoperable.

         Our technology is supported by an internal staff of programmers, developers and operators 24 hours a day, seven days a week. The programming staff is supplemented by a team of quality control analysts, web page developers, technical writers and design specialists who ensure the final product is user-friendly and dependable. In addition to supporting the systems, the staff continually enhances software and hardware and develops new services. Software is designed to be versatile and easily adaptable to new and emerging technologies.

         The order servers accept buy/sell or sell short messages from the client application and qualifies the order according to a number of business rules. Once an order is qualified, it is sent to the exchange of the client's choice and messages are sent to update our database. This update offers the client real-time account positions, buying power and profit and loss calculations. All transactions for the day are processed for delivery to the clearing firm.


Account Security

         We use a combination of proprietary and industry standard security measures to protect our clients' assets. Clients are assigned unique account numbers, user identifications and passwords that must be used each time they log on to the system. In accordance with standard industry practices, telephone orders require authentication via personal identification number/password and/or other personal information. In addition, our trade processing system is designed to compare the Watley accounts database with the clearing firm's account information on a daily basis to detect any discrepancies.

         We rely on encryption and authentication technology, including public key cryptography technology licensed from other parties, to provide the security and authentication necessary to effect the secure exchange of information.

         Firewalls and other software limit not only system access to the authorized users, but also limit the authorized users to specifically approved applications. This filter-software prevents unauthorized access to critical areas of the system such as account information. Furthermore, public access servers, such as e-mail, chat services and the file transfer protocol, are in a network entirely separate from the rest of our systems.

         We have implemented special policies relating to the transfer or withdrawal of funds by clients to prevent unauthorized withdrawals. All requests for fund withdrawal or transfer require a signed letter from the account holder. Checks will only be made out in the account holder's name and wire transfers will only be sent to a bank account in the account holder's name.


Suppliers

         We obtain financial information from a number of third-party suppliers of software and information services, including PC Quote, Inc., Townsend Analytics, Ltd., Ethos Corporation and S&P ComStock, Inc. We have a number of alternative sources of supply of these items of software and information services available to us at comparable cost, on a timely basis to provide adequate replacements, if arrangements with any of our current suppliers are abrogated.


Marketing and Advertising

         We are marketing UltimateTrader by targeting active traders through print, online, television, radio and other modes. We have also conducted surveys of our existing client base to understand their media consuming habits and demographics profiles to effectively target our advertising campaign. We have implemented a comprehensive marketing plan to attract potential clients, as well as build market awareness, educate the investing public and develop brand name recognition and loyalty within the most active trading segment of the market. Our advertising efforts include advertisements in financial publications and various other regional and national publications that have demographics similar to our target market. In the last six months we have emphasized advertising and promoting UtimateTrader through television commercials, primarily on CNBC and have therefore significantly increased our marketing expense. We may seek to broaden our presence on the Internet through various partnerships, sponsorships and co-branding efforts such as our recent deal with U-Cool, an Internet community site that has over 150,000 subscribers and 10 million unique monthly visitors. Our strong rankings in various industry surveys have provided us with extremely valuable publicity. We will continue to make investments in our online services and offerings to maintain and even strengthen these rankings.


Competition

         The market for electronic brokerage services is highly competitive and rapidly changing. We believe that we compete on the basis of speed of order execution, processing and confirmation, quality of client service, ease of use, amount and timeliness of information provided, price and reliability of our trading systems. We expect that our ability to compete will also be affected by our ability to introduce new services and enhancements to existing services into the market on a timely basis.

         We believe our competition consists of large and small brokerage firms utilizing the Internet to transact retail brokerage business. Among these competitors are E*Trade Group, Inc.; Charles Schwab & Co., Inc.; Quick & Reilly, Inc.; Waterhouse Securities, Inc.; Fidelity Brokerage Services, Inc. and Datek Securities Corp. We also face competition for clients from full commission brokerage firms, including Merrill Lynch & Co., Inc.; Morgan Stanley Dean Witter & Co.; PaineWebber Incorporated; and Salomon Smith Barney, as well as financial institutions and mutual funds.


Securities Regulation

         Watley is a broker-dealer registered with the SEC and NASD and is licensed as a broker-dealer in 49 states.

         The securities industry in the United States is subject to extensive regulation under federal and state laws. In addition, the SEC, NASD, other self-regulatory organizations, such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of clients participating in those markets, and not with protecting the interests of our stockholders.

         Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of clients funds and securities, capital structure, record keeping and the conduct of directors, officers and employees. Because of the recent increase in the number of complaints by online traders, the SEC, NASD and other regulatory organizations may adopt more stringent regulations for online firms and their practices. If we fail to comply with any laws, rules or regulations we could be censured, fined, issued a cease-and-desist order or Watley or our officers and employees could be suspended or expelled.

         In addition, significant changes in Watley's current business or practices, including converting to self-clearing operations, require NASD and other regulatory approval.

         To expand our services internationally, we would have to comply with regulatory controls of each specific country in which we conduct business. The brokerage industry in many foreign countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally.

         We have initiated a comprehensive marketing campaign to bring greater brand name recognition to our products and services. All marketing activities by Watley are regulated by the NASD. The NASD can impose penalties, including censure, fine, suspension of all advertising, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer and its officers or employees for violations of the NASD's advertising regulations.

Net Capital Requirements

         The SEC, NASD and various other regulatory agencies have stringent rules requiring the maintenance of specific levels of net capital by securities brokers, including the SEC's uniform net capital rule which governs Watley. Net capital is defined as assets minus liabilities, plus other allowable credits and qualifying subordinated borrowings less mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing other assets, such as a firm's positions in securities, conservatively. Among these deductions are adjustments in the market value of securities to reflect the possibility of a market decline prior to disposition.

         As of June 30, 2000, Watley was required to maintain minimum net capital, in accordance with SEC rules, of $420,277 and had total net capital of $1,222,062 or $821,785 in excess of minimum net capital requirements.

         If Watley fails to maintain the required net capital Watley may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies, which ultimately could require Watley's liquidation. In addition, a change in the net capital rules, the imposition of new rules, a specific operating loss, or any unusually large charge against net capital could limit those operations of Watley that require the intensive use of capital and could limit our ability to expand our business. The net capital rules also could restrict our ability to withdraw capital from Watley, which could limit our ability to pay dividends, repay debt and repurchase shares of our outstanding stock.


Intellectual Property Rights

         We rely on a combination of copyright, trademark and trade secrets laws and non-disclosure agreements to protect our proprietary technologies, ideas, know-how and other proprietary information. We hold a United States trademark registration for the UltimateTrader name. We have no patents or registered copyrights. Third parties may copy or otherwise obtain and use our proprietary technologies, ideas, know-how and other proprietary information without authorization or independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and our key employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

         There has been substantial litigation in the software industry involving intellectual property rights. We believe that our technologies and trading systems have been developed independent of others. Third parties may assert infringement claims against us and our technologies and trading systems may be determined to infringe on the intellectual property rights of others.

Research and Development

         During the nine months ended June 30, 2000, we spent approximately $4,000,000 for software development. We are expecting to incur an additional $500,000 in software development costs to complete our current projects. We plan to complete the current projects in late summer to early fall. These development efforts are related to the creation of proprietary direct access online trading and market information software. The development efforts will allow our company to transition our UltimateTrader customers from vendor software to our proprietary software system which is expected to reduce our company's operating costs by up to approximately $1,200,000 per month.

Personnel

         As of July 27, 2000, we employed a total of 156 persons, of whom 9 are engaged in executive management, 21 in trading activities, 41 in information technology, 30 in client service, 21 in sales and marketing, 21 clerical and back office personnel, as well as 13 other employees. All but one of these persons are employed on a full-time basis. We believe our relations with our employees are generally good and we have no collective bargaining agreements with any labor unions.

         Our registered representatives are required to take examinations administered by the NASD and state authorities to be qualified to transact business, and are required to enter into agreements with Watley obligating them to adhere to Watley's supervisory procedures and not to solicit customers in the event of termination of employment. Watley's agreements with registered representatives do not obligate these representatives to be associated with Watley for any length of time.

         Our success will depend, in part, on our ability to hire and retain additional qualified marketing, industry, technical and financial personnel. Qualified personnel are in high demand. We face considerable competition from other brokerage and financial service firms and other Internet and online service companies for these personnel, many of which have significantly greater resources that we have.

         Our principal executive offices are located at 40 Wall Street, New York, New York, and our telephone number is 212/422-1100.

                         COMMON STOCK PURCHASE AGREEMENT

Overview

         We signed a common stock purchase agreement with Seacrown Limited, a British Virgin Islands corporation, on August 8, 2000, for the future issuance and purchase of shares of our common stock. The transaction closed on August 9, 2000. The common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility.

         In general, the drawdown facility operates like this: the investor, Seacrown Limited, has committed to provide us up to $48 million as we request it over an 18 month period, in return for common stock we issue to Seacrown. Once every 22 trading days, we may request a draw of up to $3,000,000 of that money. The maximum amount we actually can draw down upon each request will be determined by the volume-weighted average daily price of our common stock for the 22 trading days prior to our request and the average trading volume for the 45 trading days prior to our request. Each draw down must be for at least $250,000.

         At the end of a 22 day trading period following the drawdown request, the actual drawdown amount is determined based on the volume-weighted average stock price during that 22 day period. We then use the formulas in the common stock purchase agreement to determine the number of shares we will issue to Seacrown in return for that money. The formulas for determining the actual drawdown amounts, the number of shares we issue to Seacrown and the price per share paid by Seacrown are described in detail beginning on page 21. The aggregate total of all draws cannot exceed $48 million and no single draw can exceed $3 million. We are under no obligation to request a draw for any period.

         The per share dollar amount Seacrown pays for our common stock for each drawdown includes a 6% discount to the average daily market price of our common stock for the 22-day period after our drawdown request, weighted by trading volume. We will receive the amount of the drawdown less an escrow agent fee of $1,500 and a 5% placement fee payable to the placement agent, Ladenburg Thalmann & Co. Inc., which introduced Seacrown to us. Ladenburg Thalmann is not obligated to purchase any of our shares, but as an additional placement fee, we have issued to Ladenburg Thalmann warrants to purchase 70,893 shares of our common stock at a per share exercise price of $19.47. The common stock issuable upon exercise of those warrants is included in the registration statement of which this prospectus is a part.

         In lieu of providing Seacrown with a minimum aggregate drawdown commitment, we have issued to Seacrown a stock purchase warrant to purchase 70,893 shares of our common stock with a per share exercise price of $19.47, which was 115% of the volume-weighted average share price on August 8, 2000, the day prior to the closing date. The warrant expires August 9, 2003.

         Based on a review of our trading volume and stock price history and the number of drawdowns we estimate making, we are registering 2,000,000 shares of common stock for possible issuance under the common stock purchase agreement and 141,786 shares underlying the warrants for common stock delivered to Seacrown and Ladenburg Thalmann & Co. Inc. Based on the current market price of our common stock, the 2,000,000 shares covered by this prospectus would not, absent an increase in such price, allow us to draw down all $48,000,000 of the drawdown facility. If we require the full amount of the drawdown facility, we would have to register additional shares for issuance to Seacrown which would cause further dilution of our stockholders' interests in our company. The listing requirements of The Nasdaq National Market prohibit us from issuing 20% or more of our issued and outstanding common stock in a single transaction if the shares may be issued for less than the greater of market value or book value, unless we get stockholder approval. Based on shares of common stock issued and outstanding on August 9, 2000, the date of closing of the common stock purchase agreement, we may not issue more than 1,685,897 shares under the common stock purchase agreement, the Seacrown warrant and the Ladenburg warrant, without the approval of our stockholders. Because 141,786 of these shares are committed to the Seacrown warrant and the Ladenburg warrant, if we wish to draw amounts under the common stock purchase agreement which would cause an issuance of more than 1,544,111 shares under the common stock purchase agreement, we must receive stockholder approval prior to any such drawdown.

         In addition, the common stock purchase agreement does not permit us to draw down funds if the issuance of shares of common stock to Seacrown pursuant to the drawdown would result in Seacrown owning more than 9.9% of our outstanding common stock on the drawdown exercise date.


The Drawdown Procedure and the Stock Purchases

         We may request a drawdown by faxing a drawdown notice to Seacrown, stating the amount of the drawdown we wish to exercise and the minimum threshold price, if any, at which we are willing to sell the shares. A pricing committee consisting of two directors sets the threshold price by determining the price below which we are unwilling to sell shares of our common stock. The pricing committee has complete discretion when determining the threshold price.

         Amount of the Draw

                  No draw can exceed the lesser of $3,000,000 and the capped amount that is derived from the following formula:

                  o Average daily trading volume for the 45 trading days immediately prior to the date we give notice of the drawdown, multiplied by 22;

                                  multiplied by

                  o The average of the volume-weighted average daily prices for the 22 trading days immediately prior to the date we give notice of the drawdown;

                                  multiplied by

                  o        20%.

                  The lesser of our draw request and the capped amount is reduced by 1/22 for every day in the 22 trading days after our drawdown request that the volume-weighted average daily price for a trading day is below the threshold price set by us in the request. If the daily price for a day is below the threshold price, we will not issue any shares and Seacrown will not purchase any shares for that day. Thus, if our pricing committee sets a threshold price too high and our stock price does not consistently meet that level during the 22 trading days after our drawdown request, the amount we can draw and the number of shares we issue to Seacrown will be reduced. On the other hand, if our pricing committee sets a threshold price too low and our stock price falls significantly but stays above the threshold price, we will be able to draw the lesser of our draw request and the capped amount, but we will have to issue a greater number of shares to Seacrown at the reduced price. We cannot make another drawdown request until expiration of the 22 trading days that follow a drawdown request we have already made.

         Number of Shares

                  The 22 trading days immediately following the drawdown notice are also used to determine the number of shares we will issue in return for the money provided by Seacrown, and thus the price per share Seacrown will pay for our shares.

                  To determine the number of shares of common stock we must issue in connection with a drawdown, take 1/22 of the drawdown amount determined by the formulas above, and for each of the 22 trading days immediately following the date we give notice of the drawdown, divide it by 94% of the volume-weighted average daily trading price of our common stock for that day. The 94% accounts for Seacrown's 6% discount. The sum of these 22 daily calculations produces the number of shares of common stock we will issue, unless the volume-weighted average daily price for any given trading day is below the threshold amount, in which case that day is ignored in the calculation. The price per share Seacrown ultimately pays is determined by dividing the final drawdown amount by the number of shares we issue Seacrown.


Sample Calculation of Stock Purchases

         The following is an example of the calculation of the drawdown amount and the number of shares we would issue to Seacrown in connection with that drawdown based on hypothetical assumptions.

         Sample drawdown amount calculation.

                  We provide a drawdown notice to Seacrown that we wish to make a drawdown. Suppose that our pricing committee of the board of directors has specified in the notice a threshold price of $18, below which we will not sell any shares to Seacrown during this drawdown period.

                  Suppose the average daily trading volume for the 45 trading days prior to our drawdown notice is 64,000 and that the average of the volume-weighted average daily prices of our common stock for the 22 trading days prior to the notice is $21. You can apply the formula to these hypothetical numbers as follows:

                  o the average trading volume for the 45 trading days prior to our drawdown notice (64,000) multiplied by 22, equals 1,408,000 multiplied by

                  o the average of the volume-weighted average daily prices of our common stock for the 22 trading days prior to the notice ($21)

                                  multiplied by

                  o        20%

                  The maximum amount we can draw down under the formula is therefore capped at $3,000,000, subject to further adjustments if the volume-weighted average daily price of our common stock for any of the 22 trading days following the drawdown notice is below the threshold price we set of $18. For example, if the volume-weighted average daily price of our common stock is below $18 on two of those 22 days, the $3,000,000 would be reduced by 1/22 for each of those days and our drawdown amount would be 20/22 of $3,000,000, or $2,727,273.

         Sample Calculation of Number of Shares

                  Assume that we have made a drawdown request with a threshold price of $18. Assume the maximum amount we can draw down is capped at $3,000,000 based on the formula above. Also, assume that the volume-weighted average daily price for our common stock is as set forth in the table on the next page.

                  The number of shares to be issued based on any trading day during the drawdown period is calculated from the formula:

                  o        1/22 of the drawdown amount or $136,363

                                   divided by

                  o        94% of the volume-weighted average daily price.

                  For example, for the first trading day in the example in the table below, the calculation is as follows: 1/22 of $3,000,000 is $136,363. Divide $136,363 by 94% of the volume-weighted average daily price for that day of $18 per share, to get 8,059 shares. Perform this calculation for each of the 22 measuring days, excluding any days on which the volume-weighted average daily price is below the $18 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are two days which must be excluded: days 2 and 3.

                  After excluding the days that are below the threshold price, the amount of our drawdown in this example would be $2,727,273 and the total number of shares we would issue to Seacrown for this drawdown request would be 137,357, so long as those shares would not cause Seacrown to beneficially own more than 9.9% of our then outstanding common stock. Seacrown would pay $19.85 per share for these shares.


------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                                          Number of Shares of Common
                                  Volume-Weighted Average      1/22 of Requested Draw     Stock to be Issued for the
         Trading Day                Daily Stock Price*               Down Amount                  Trading Day
------------------------------- ---------------------------- ---------------------------- ----------------------------
              1                 $             18             $       136,363                            8,059
------------------------------- ---------------------------- ---------------------------- ----------------------------
              2                               17                     136,363                               **
------------------------------- ---------------------------- ---------------------------- ----------------------------
              3                               17                     136,363                               **
------------------------------- ---------------------------- ---------------------------- ----------------------------
              4                               18                     136,363                            8,059
------------------------------- ---------------------------- ---------------------------- ----------------------------
              5                               18                     136,363                            8,059
------------------------------- ---------------------------- ---------------------------- ----------------------------
              6                               18                     136,363                            8,059
------------------------------- ---------------------------- ---------------------------- ----------------------------
              7                               19                     136,363                            7,635
------------------------------- ---------------------------- ---------------------------- ----------------------------
              8                               20                     136,363                            7,253
------------------------------- ---------------------------- ---------------------------- ----------------------------
              9                               20                     136,363                            7,253
------------------------------- ---------------------------- ---------------------------- ----------------------------
              10                              21                     136,363                            6,908
------------------------------- ---------------------------- ---------------------------- ----------------------------
              11                              21                     136,363                            6,908
------------------------------- ---------------------------- ---------------------------- ----------------------------
              12                              20                     136,363                            7,253
------------------------------- ---------------------------- ---------------------------- ----------------------------
              13                              20                     136,363                            7,253
------------------------------- ---------------------------- ---------------------------- ----------------------------
              14                              21                     136,363                            6,903
------------------------------- ---------------------------- ---------------------------- ----------------------------
              15                              22                     136,363                            6,594
------------------------------- ---------------------------- ---------------------------- ----------------------------
              16                              23                     136,363                            6,307
------------------------------- ---------------------------- ---------------------------- ----------------------------
              17                              24                     136,363                            6,044
------------------------------- ---------------------------- ---------------------------- ----------------------------
              18                              24                     136,363                            6,044
------------------------------- ---------------------------- ---------------------------- ----------------------------
              19                              25                     136,363                            5,803
------------------------------- ---------------------------- ---------------------------- ----------------------------
              20                              26                     136,363                            5,580
------------------------------- ---------------------------- ---------------------------- ----------------------------
              21                              26                     136,363                            5,580
------------------------------- ---------------------------- ---------------------------- ----------------------------
              22                              25                     136,363                            5,803
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Total                                              $   3,000,000                          137,357
------------------------------- ---------------------------- ---------------------------- ----------------------------

-------------
* The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.
** Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical draw down notice.

         We would receive the amount of our drawdown ($2,727,273) less a 5% cash fee paid to the placement agent of $136,364, less a $1,500.00 escrow fee, for net proceeds to us of $2,589,409. The delivery of the requisite number of shares and payment of the draw will take place through an escrow agent, Epstein, Becker & Green, P.C. of New York. The escrow agent pays 95% of the draw to us - after subtracting its escrow fee - and 5% to Ladenburg Thalmann & Co. Inc., our placement agent, in satisfaction of placement agent fees.

Necessary Conditions Before Seacrown is Obligated to Purchase our Shares

         The following conditions must be satisfied before Seacrown is obligated to purchase the shares of common stock that we wish to sell from time to time:

         o A registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the drawdown settlement date for making resales of the common stock purchased by Seacrown;

         o There can be no material adverse change in our business, operations, properties, prospects or financial condition;

         o We must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement;

         o No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement;

         o No litigation or proceeding nor any investigation by any governmental authority can be pending or threatened against us or Seacrown seeking to restrain, prevent or change the transactions contemplated by the common stock purchase agreement or seeking damages in connection with such transactions; and

         o Trading in our common stock must not have been suspended by the Securities and Exchange Commission or The Nasdaq National Market, nor shall minimum prices have been established on securities whose trades are reported by The Nasdaq National Market.

         On each drawdown settlement date for the sale of common stock, we must deliver an opinion from our counsel about certain of these matters.

         A further condition is that Seacrown may not purchase more than 19.9% of our common stock issued and outstanding on August 9, 2000, the closing date under the common stock purchase agreement, without us first obtaining approval from our stockholders for such excess issuance.

Restrictions on Future Financings

         The common stock purchase agreement limits our ability to raise money by selling our securities for cash at a discount to the market price until the earlier of 18 months from the effective date of the registration statement of which this prospectus is a part or the date which is 60 days after Seacrown has purchased the maximum of $48,000,000 worth of common stock from us under the common stock purchase agreement.

         There are exceptions to this limitation for securities sold in the following situations:

         o in a registered public offering which is underwritten by one or more established investment banks;

         o in one or more private placements where the purchasers do not have registration rights;

         o pursuant to any presently existing or future employee benefit plan which plan has been or is approved by our stockholders;

         o pursuant to any compensatory plan for a full-time employee or key consultant;

         o in connection with a strategic partnership or other business transaction, the principal purpose of which is not simply to raise money; and

         o        a transaction to which Seacrown gives its written approval.

Costs of Closing the Transaction

         At the closing of the transaction on August 9, 2000, we delivered the requisite opinion of counsel to Seacrown and paid the escrow agent, Epstein Becker & Green P.C., $35,000 for Seacrown's legal, administrative and escrow costs. We paid Ladenburg Thalmann & Co. Inc. an additional $35,000 for its expenses. Ladenburg Thalmann also received warrants for a total of 70,893 shares of our common stock with an exercise price equal to 115% of the volume-weighted average price of our common stock as reported on The Nasdaq National Market on August 8, 2000 or $19.47 per share. Ladenburg Thalmann is not obligated to purchase any of our shares pursuant to the warrant.


Indemnification of Seacrown

         Seacrown is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and the prospectus, except as they relate to information supplied by Seacrown to us for inclusion in the registration statement and prospectus.

                              SELLING STOCKHOLDERS

Overview

         The number of shares we are registering is based in part on our good faith estimate of the maximum number of shares we will issue to Seacrown under the common stock purchase agreement. Accordingly, the number of shares we are registering for issuance under the common stock purchase agreement may be higher than the number we actually issue under the common stock purchase agreement.


Seacrown Limited

         Seacrown is engaged in the business of investing in publicly traded equity securities for its own account. Seacrown's principal offices are located at Vaduz, Liechtenstein. Investment decisions for Seacrown are made by its board of directors. Other than the warrants we issued to Seacrown in connection with closing the common stock purchase agreement, Seacrown does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common stock under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Seacrown and us other than the common stock purchase agreement.


Ladenburg Thalmann & Co. Inc.

         Ladenburg Thalmann & Co. Inc. has acted as placement agent in connection with the common stock purchase agreement. Ladenburg Thalmann introduced us to Seacrown and assisted us with structuring the equity line of credit with Seacrown. Ladenburg Thalmann's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

         This prospectus covers 70,893 shares of common stock issuable upon exercise of warrants we have issued to Ladenburg Thalmann as a placement fee for introducing us to Seacrown. Those warrants are exercisable at $19.47 per share and expire August 9, 2003. The decision to exercise any warrants issued, and the decision to sell the common stock issued pursuant to the warrants, will be made by Ladenburg Thalmann's officers and board of directors. Other than the warrants, Ladenburg Thalmann does not currently own any of our securities as of the date of this prospectus. Our agreement with Ladenburg Thalmann provides Ladenburg Thalmann with a right of first refusal for one year after completion of the offering under the common stock purchase agreement, as underwriter or placement agent, on all of our financing arrangements at terms no less favorable than we could obtain in the market.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares by Seacrown that it has obtained under the common stock purchase agreement. We also will not receive any of the proceeds from the sale of shares by Ladenburg Thalmann. However, we will receive the sale price of any common stock we sell to Seacrown under the common stock purchase agreement described in this prospectus and upon the exercise of warrants held by Seacrown and Ladenburg Thalmann when paying the exercise price in cash. We expect to use the proceeds of any such sales for general working capital purposes.


                              PLAN OF DISTRIBUTION

General

         Seacrown is offering the shares of common stock for its account as statutory underwriter, and not for our account. We will not receive any proceeds from the sale of shares of common stock by Seacrown. Seacrown may be offering for sale up to 2,000,000 shares of common stock acquired by it pursuant to the terms of the common stock purchase agreement more fully described under the section above entitled "The Common Stock Purchase Agreement" and the warrants we issued to it in connection with the transaction. Seacrown has agreed to be named as a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common stock and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. Seacrown has, prior to any sales, agreed not to effect any offers or sales of the shares of common stock in any manner other than as specified in the prospectus and not to purchase or induce others to purchase shares of the common stock in violation of any applicable state and federal securities laws, rules and regulations and the rules and regulations of The Nasdaq National Market.

         On August 8, 2000, we had 8,429,487 shares of common stock outstanding. The following table shows the number of shares we would issue to Seacrown and the price it would pay for those shares given the hypothetical variables shown in the table, if

         o we requested drawdowns of the maximum amounts under the common stock purchase agreement;

         o        we set a threshold price of $18;

         o the volume-weighted average daily price in the table is the volume-weighted average daily price of our common stock for the 22 trading days before each drawdown request under the common stock purchase agreement and the 22 trading days after each drawdown request;

         o the average trading volume in the table is the average trading volume for the 45 trading days before each drawdown request; and

         o we do not issue more shares to Seacrown under the common stock purchase agreement than we are currently registering for resale of the shares issued under the common stock purchase agreement.

------------------------------- -------------------------- ------------------------------ ----------------------------
                                                              Number of Shares Issued
Volume-Weighted Average Daily                               Seacrown under Common Stock      Price per share paid by
            Price                 Average Trading Volume        Purchase Agreement(g)               Seacrown
------------------------------- -------------------------- ------------------------------ ----------------------------
          $1.0000(a)                  31,156(d)                      834,519              $ 0.94
------------------------------- -------------------------- ------------------------------ ----------------------------
          $20.350(b)                  62,311(e)                    2,000,000(h)           $19.00
------------------------------- -------------------------- ------------------------------ ----------------------------
          $30.525(c)                  93,467(f)                    2,000,000(h)           $29.00
------------------------------- -------------------------- ------------------------------ ----------------------------

-----------
(a) Represents the lowest price at which our shares can remain listed on The Nasdaq National Market.
(b) Represents the average closing price of our common stock for the 22 trading days before August 9, 2000.
(c) Represents 150% of the average closing price of our common stock for the 22 trading days before August 9, 2000.
(d) Represents 50% of the average trading volume of our common stock for the 45 trading days preceding August 9, 2000.
(e) Represents the average trading volume of our common stock for the 45 trading days preceding August 9, 2000.
(f) Represents 150% of the average trading volume of our common stock for the 45 trading days preceding August 9, 2000.
(g) The number of shares we would issue could be limited by a provision of the common stock purchase agreement that prevents us from issuing shares to Seacrown to the extent Seacrown would beneficially own more than 9.9% of our then outstanding common stock.
(h) Represents all 2,000,000 shares we are registering under the common stock purchase agreement.

         To permit Seacrown to resell the common stock issued to it under the common stock purchase agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed with Seacrown that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act of 1933 and the rules and regulations promulgated thereunder, to keep it effective until the earliest of any of the following dates:

         o the date after which all of the common stock held by Seacrown or its transferees that are covered by the registration statement of which this prospectus is a part has been sold under the provisions of Rule 144 under the Securities Act of 1933;

         o the date after which all of the common stock held by Seacrown or its transferees that are covered by the registration statement has been transferred to persons who may trade such shares without restriction under the Securities Act of 1933 and we have delivered new certificates or other evidences of ownership of such common stock without any restrictive legend;

         o the date after which all of the common stock held by Seacrown or its transferees that are covered by the registration statement has been sold by Seacrown or its transferees pursuant to such registration statement;

         o the date after which all of the common stock held by Seacrown or its transferees that is covered by the registration statement may be sold, in the opinion of our counsel, under Rule 144 under the Securities Act of 1933 irrespective of any applicable volume limitations;

         o the date after which all of the common stock held by Seacrown or its transferees that is covered by the registration statement may be sold, in the opinion of our counsel, without any time, volume or manner limitations under Rule 144(k) or similar provision then in effect under the Securities Act of 1933; or

         o the date after which none of the common stock held by Seacrown that is covered by the registration statement is or may become issued and outstanding.

         Shares of common stock offered through this prospectus may be sold from time to time by Seacrown and Ladenburg Thalmann or by pledgees, donees, transferees or other successors in interest to such selling stockholders. We will supplement this prospectus to disclose the names of any pledgees, donees, transferees or other successors in interest that intend to offer common stock through this prospectus.

         Sales may be made on The Nasdaq National Market, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by the selling stockholders that there are no existing arrangements between any selling stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by selling stockholders through this prospectus. Ladenburg Thalmann may be deemed an underwriter in connection with resales of its shares.

         The shares of common stock may be sold in one or more of the following manners:

         o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer for its account under this prospectus; or

         o ordinary brokerage transactions and transactions in which the broker solicits purchases.

         In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of shares of the common stock by the selling stockholders. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such common stock, from such purchaser).

         Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share, and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common stock commissions computed as described above. Brokers or dealers who acquire shares of common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common stock.

         In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. We will not receive any of the proceeds from the sale of these shares of common stock, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part, and have reimbursed Seacrown $35,000 for its legal, administrative and escrow costs.

         Seacrown is subject to the applicable provisions of the Exchange Act, including without limitation, Rule 10b-5 thereunder. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common stock may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities in the common stock to effect covering transactions, to impose penalty bids or to effect passive market making bids. In addition, in connection with the transactions in the common stock, Seacrown and we will be subject to applicable provisions of the Exchange Act and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the shares of common stock.

         The selling stockholders will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

         The price at which we will issue the shares of common stock to Seacrown under the common stock purchase agreement will be 94% of the volume-weighted average daily price traded on The Nasdaq National Market, for each day in the pricing period with respect to each drawdown request. Assuming we use the entire $48 million of financing available under the common stock purchase agreement using 16 drawdowns, and assuming we issue all 2,000,000 shares registered for issuance under the common stock purchase agreement, we will pay underwriting compensation to and expenses for Seacrown, and other offering expenses, as follows:

                     Underwriting Compensation and Expenses

                                                Per Share            Total

Discount to Seacrown (6%) (a)                    $1.44             $2,880,000
Expenses payable on behalf of Seacrown:
         Escrow Fees                              0.00                 24,000
         Legal fees of Seacrown                   0.00                 35,000
Estimated offering expenses:
         Placement agent fees (b)                 1.20              2,400,000
         SEC filing fee                           0.00                  9,441
         Accountants' fees and expenses           0.00                  5,000
         Legal fees and expenses                  0.00                 50,000

Total                                            $2.64             $5,403,441
                                                 =====             ==========

-----------
(a) We also issued to Seacrown a warrant to purchase 70,893 shares of our common stock at $19.47 per share as consideration for entering into the common stock purchase agreement. Our common stock price on August 16, 2000 was $16.50. The warrant expires August 9, 2003.

(b) We also issued to the placement agent a warrant to purchase 70,893 shares of our common stock at $19.47 per share as consideration for placement services. Our common stock price on August 16, 2000 was $16.50. The warrant expires August 9, 2003.


Limited Grant of Registration Rights

         We granted registration rights to Seacrown to enable it to sell the common stock it purchases under the common stock purchase agreement. In connection with any such registration, we will have no obligation:

         o to assist or cooperate with Seacrown in the offering or disposition of such shares;

         o to indemnify or hold harmless the holders of any such shares (other than Seacrown) or any underwriter designated by such holders;

         o to obtain a commitment from an underwriter relative to the sale of any such shares; or

         o        to include such shares within any underwritten offering we do.

         We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

         We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Seacrown, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing

         o        the name of any broker-dealers;

         o        the amount of common stock involved;

         o        the price at which the common stock is to be sold;

         o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

         o that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

         o        any other facts material to the transaction.

         Our registration rights agreement with Seacrown permits us to restrict the resale of the shares Seacrown has purchased from us under the common stock purchase agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Seacrown for more than 30 consecutive days and our stock price declines during the restriction period, we are required to pay to Seacrown cash to compensate Seacrown for its inability to sell shares during the restriction period. The amount we would be required to pay would be the difference between our stock price on the first day of the restriction period and the last day of the restriction period, for each share held by Seacrown during the restriction period that has been purchased under the common stock purchase agreement.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation and Bylaws include provisions that (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the General Corporation Law of the State of Delaware and (ii) indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

         We maintain a directors and officers' liability policy insuring any person who is or was our director or officer against any liability incurred by such person in any such capacity or arising out of such person's status as such. The policy contains various reporting requirements and is subject to certain exclusions and limitations.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.


                                  LEGAL MATTERS

         The validity of the shares of common stock being offered hereby will be passed upon for us by Hartman & Craven LLP, 460 Park Avenue, New York, New York 10022.


                                     EXPERTS

         The consolidated financial statements of A.B. Watley Group Inc. appearing in A.B. Watley Group Inc.'s Annual Report (Form 10-KSB) for the year ended September 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         ----------------------------              -----------------------------

         We have not authorized any dealer,              2,141,786 Shares
salesperson or any other person to give any
information or to represent anything not               A.B. WATLEY GROUP INC.
contained in this prospectus.  You must not
rely on any unauthorized information.  This                 Common Stock
prospectus does not offer to sell or buy any
shares in any jurisdiction where it is unlawful.   -----------------------------
                                                             PROSPECTUS
         ----------------------------              -----------------------------



                                                         September 6, 2000
                                                   -----------------------------

         ---------------------------

TABLE OF CONTENTS

Available Information......................  1
Incorporation of Certain Documents
  By Reference.............................  1
Forward-Looking Statements.................  2
Risk Factors...............................  2
The Company................................  4
Common Stock Purchase Agreement............ 20
Selling Stockholders....................... 27
Use of Proceeds............................ 28
Plan of Distribution....................... 28
Indemnification of Directors and Officers . 34
Legal Matters.............................. 34
Experts.................................... 34

         ---------------------------